Date    29 March 2001
Number  30/01



BHP CEASES ORINOCO HBI INVESTMENT

BHP Limited (BHP) today announced it would write-off its equity investment in the Venezuela Hot Briquetted Iron (HBI) facility, cease any further investment and raise provisions to support BHP's total financial obligations in relation to the asset.

The Orinoco HBI plant is operated by Orinoco Iron and is a joint venture between International Briquettes Holding (IBH) and BHP.

The decision follows completion of a detailed review of the future economic value of the asset - initiated as a result of a poorer than expected commissioning performance - a deterioration in the market for HBI and a requirement for significant additional capital and other expenditure.

The review identified that, in the context of changed operating and market conditions, BHP does not expect the plant to meet BHP's operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing.

The financial consequences of BHP's decision are a write-off of the carrying value of the asset of US$168 million, the raising of a provision to cover its financial liability to the banks of US$313 million including interest costs, and legal, direct and indirect costs amounting to US$34 million. This will result in an after tax charge of approximately US$410 million. The charge will be taken in the quarter ending 31 March 2001.

President BHP Minerals Ron McNeilly said: "The action is an appropriate portfolio management decision given the new information in relation to the outlook for the economic value of BHP's investment and the requirements for additional expenditures. Effective immediately BHP will not invest further financial resources in the development of this project."

BHP initiated a detailed review of the Orinoco Iron HBI facility late last year. As at 31 December 2000, the plant had produced 139,000 tonnes of briquettes against a forecast of 214,000 tonnes since commissioning. Production in the third quarter has continued to be seriously constrained.

In combination with commissioning difficulties, pricing for the product from the plant has also deteriorated significantly over the last twelve months, associated with the weakness in the demand by the United States steel industry. A recovery of prices into this market is not expected to occur over the short to medium term.

BHP is assisting Orinoco Iron and International Briquettes Holding in seeking alternative sources of funding required for the project to continue.

* * * *

Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS

Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245


INVESTOR RELATIONS
Dr Robert Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 419 587 456


Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625